September 2, 2005

      Mail Stop 4561

Charles J. Schreiber, Jr.
Chief Executive Officer
KBS Real Estate Investment Trust, Inc.
4343 Von Karman Avenue
Newport Beach, CA 92660

Re:	KBS Real Estate Investment Trust, Inc.
	Registration Statement on Form S-11/A-1
      Filed August 10, 2005
      Registration No. 333-126087

Dear Mr. Schreiber:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form S-11
1. We note your responses to previous comments 1 and 2. We may have further comment once you have submitted any additional material requested.
2. We note your response to previous comment 3. Please revise the chart to include the ownership interest of the executive officers over GKP Holdings, PBren Investments, and Schreiber Real Estate Investments in the chart rather than in the footnotes. Please also clarify in a footnote or otherwise that Peter McMillan is an Executive Vice President, Treasurer, Secretary and Director of KBS REIT, that Keith Hall is an Executive Vice President, that Peter Bren is your President, and that Charles Schreiber is your Chief Executive
Officer and a Director. Please also revise to disclose the extent to which the executive officers of the registrant have received or will receive compensation from the registrant for services provided in their capacity as principals of the advisor, dealer manager, or their affiliates.

Cover Page
3. We note your response to previous comment 9. Please make a conforming change to the reference in the second paragraph that discounts are available for "certain" categories of purchasers as described under the "Plan of Distribution." In this connection, please revise to substitute for the use of the word "certain" and the cross reference to the "Plan of Distribution" an explanation that volume discounts are available to investors who purchase more than 50,000 shares through the same participating broker-dealer.
4. We reissue previous comment 12 as it relates to the risk factor regarding your ability under your organizational documents to pay distributions from the proceeds of the offering. You may include disclosure relating to your general policy of not paying distributions from offering proceeds. Please also revise here and throughout your document, including in response to previous comment
46, to use the 300% of net assets figure consistent with your charter and the NASAA Guidelines.

Summary

Will you use leverage, page 7
5. In your response to previous comment 17, please balance your disclosure by stating that the amount of leverage may reduce the amount of distributions to investors. Please clarify whether your policy for borrowing in the early stages of development is unlimited once you have sought and obtained board approval to borrow beyond the
75% limit. Tell us also how you calculated the debt financing figure of 50% of the value of your real estate investments.

What conflicts of interest will your advisor face?  Page 8
6. In your response to previous comment 19, please remove the mitigating language contained in the penultimate paragraph on this page.







If I buy shares, will I receive dividends and how often?, page 13
7. We note the statement that "as explained below, for tax purposes a portion of your distribution will be treated as a return of capital."
Please revise to clarify the circumstances under which a distribution will be treated as a return of capital.

How does a "best efforts" offering work? What happens if you don`t raise at least $2,500,000 in gross proceeds? Page 15
8. We are still considering your responses to previous comment 31 and
66 and may have further comment.

Management, beginning on page 49
9. We note your response to previous comment 38 and the added organizational chart. Please also quantify the ownership interests in the Management section as previously requested.

Prior Performance, page 89
10. We note your response to previous comment 47. It appears from the terms of some of the agreements that the limited partners have decision making authority in the investment of funds in real property and that the general partner may not act without the approval of the limited partners in acquiring property or making investment decisions on behalf of the limited partnership without approval from the limited partners. For example, we note section 6 of the Investment
Management Agreement with the Teachers Retirement System of the State of Illinois (relating to separate accounts 6/93,10/94, 5/96, and 3/03), and page 16 of exhibit A to that agreement. We note section
7.3(a) of the agreements with Separate Account 10/04, SM Brell,
L.P.,
and with Separate Account 1/98. Since the investors in those agreements play a central role in the investment decision making process and do not appear to be passive investors, it does not appear that these are the types of prior programs that should be included in your discussion of prior performance as contemplated under Guide 5.
Please delete the references to programs where investors play a central role in investment decision making for the program or advise further.
11. In your response to previous comment 50 and 62, we note your statement that the excess distribution was "generally attributable" to the release of cash reserves generated from prior years` operations. Please disclose specifically the sources of distribution other than from excess cash generated from operations in prior periods.

12. In your response to previous comment 50 we note your statement that you have included disclosure that the properties owned by the funds have already generated $4.5 billion in operating cash flow and sales proceeds to "complete the summary description of the sponsor`s track record." We reissue the comment asking you to present a more balanced summary of the results of operations of these programs as disclosed in Table III. Further, the aggregation of cash flows and sales proceeds of 17 funds does not appear to provide investors with meaningful information regarding the sponsor`s track record.

Federal Income Tax Considerations, page 89
13. We note your response to previous comment 51 and reissue the comment. Please revise to reflect that you have received an opinion of counsel which opinion must speak as of the effective date and must be filed prior to effectiveness.
14. We note your response to previous comment 52. Please revise to clarify that DLA Piper Rudnick Gray Cary US LLP has opined that you were organized in conformity with the requirements for qualification and taxation as a REIT and that your proposed method of operation will allow you to meet the requirements for qualification and taxation as a REIT under the Code rather than that you expect them to render an opinion on this issue.
15. We note your statement on page 95 that the opinion of DLA
Piper
Rudnick Gray Cary US LLP will be based on various assumptions and will be subject to limitations. Please revise to briefly describe those assumptions and limitations.

Consolidated Balance Sheet

Notes to Consolidated Balance Sheet

Summary of Significant Accounting Policies

Organizational, Offering and Related Costs, page F-8

16. We note your response to prior comment 57 and still do not understand the considerations that you made in determining that reimbursement of the $785,000 of organizational and offering costs is not probable or estimable. Specifically confirm whether or not you believe it is likely that you will be able to sell enough shares in the offering to achieve the minimum offering level and, separately, the level that the full $785,000 in costs will be reimbursed to the
Advisor. Please clarify what it means that the reimbursement will not exceed 15% of gross offering proceeds on a continuing basis. Does it mean that organizational costs incurred by the advisor as of
June 15, 2005 may be reimbursed in a subsequent period or year and that it is likely that all costs will be reimbursed as some point as long as you are able to achieve a sales breakeven point in the future? Additionally, please advise if you have considered SOP 98-5 and SAB Topic 1B in reaching your determination on how to account for organization and offering costs incurred through June 15, 2005.

17. We note your disclosure that the $785,000 in costs are not recorded in the financial statements as of June 15, 2005 because such costs are not a liability until the Advisory Agreement is executed and the terms related to the reimbursement of such costs are determined. Based upon your response to prior comment 57, it appears that the execution of the Advisory Agreement is virtually assured and that it will include terms substantially identical to those disclosed in this filing. As such, please revise your disclosure.

Performance Tables, beginning on page F-13

Table II
18. We refer to your response to previous comment 59 and reissue the comment. We note from disclosure in the introduction to the tables on page F-13 your statement that all prior programs contained in the tables had investment objectives similar to the registrant. However,
Instruction 3 to Table II provides that only nonpublic programs with dissimilar investment objectives should be grouped together or aggregated.

Table III, Commingled Account 6/99
19. We note your response to prior comment 62. We also note that amounts distributed in commingled account 6/99 during the years 2000 and 2001 were in excess of cash generated from operations and sales
during those same years by approximately $270,000 and $1,017,000, respectively. Please advise whether the excess distributions mentioned above can be attributed to the release of cash reserves generated from operations and sales during the period from June 1999 to December 1999 or otherwise help us to understand the source for the excess distributions.
20. We note your response to previous comment 63. As previously requested, please identify the unconsolidated subsidiary and disclose any affiliation between the unconsolidated subsidiary and Separate Account 12/98.






Part II

Item 33. Recent Sales of Unregistered Securities
21. Please revise to clarify here and throughout Part II, to whom you are referring when you refer to the "Company." In this connection, we note your statement that "the Company" and KBS REIT filed
Articles
of Merger and KBS REIT was merged into the Company.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Howard Efron at 202-551-3439 or Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Charito A. Mittelman at 202-551-3404 or me at 202-
551-
3495 with any other questions.

Sincerely,



Elaine Wolff
Legal Branch Chief

cc:	Robert H. Bergdolt, Esq. (via facsimile)
	DLA Piper Rudnick Gray Cary U.S. LLP

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Charles J. Schreiber, Jr.
KBS Real Estate Investment Trust, Inc.
September 2, 2005
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